UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2022

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

We wish to inform you that the 57th Annual General Meeting (‘AGM/Meeting’) of the Company was held on Wednesday, August 10, 2022 through Video Conferencing (‘VC’)/Other Audio Visual Means (‘OAVM’) in accordance with the circulars/notifications issued by the Ministry of Corporate Affairs and the Securities and Exchange Board of India (SEBI) and the business(es) mentioned in the Notice dated July 05, 2022 for convening the Meeting, were transacted. The Company had also provided the facility to view proceedings of the Meeting to its shareholders.

In this regard, please find enclosed the following –

1.

Voting results as required under Regulation 44 of the Securities & Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘SEBI Listing Regulations’), as Exhibit 99.1;

2.

Consolidated Report of Scrutinizer dated August 11, 2022, for remote e-voting (both before the date of AGM and during the conduct of AGM), pursuant to section 108 of the Companies Act, 2013 read with Rule 20(4)(xi) and Rule 21(2) of the Companies (Management and Administration) Rules, 2014, as Exhibit 99.2;

3.	Summary of proceedings as required under Regulation 30, Part-A of Schedule III of the SEBI Listing Regulations, as Exhibit 99.3.

The Meeting commenced at 03:00 P.M. IST and concluded at 05:23 P.M. IST.

The voting results along with the Scrutinizer’s Report(s) are available at the registered and corporate office and website of the Company at www.vedantalimited.com and on the website of National Securities Depository Limited (NSDL) at www.evoting.nsdl.com.

Further, the copy of the Annual Report of the Company for the Financial Year 2021-22 is available on the Company website at www.vedantalimited.com.

1.

Exhibit 99.1 Voting results as required under Regulation 44 of the Securities  & Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘SEBI Listing Regulations’),

2.

Exhibit 99.2 Consolidated Report of Scrutinizer dated August  11, 2022, for remote e-voting (both before the date of AGM and during the conduct of AGM), pursuant to section 108 of the Companies Act, 2013 read with Rule 20(4)(xi) and Rule 21(2) of the Companies (Management and Administration) Rules, 2014,

3.	Exhibit 99.3 Summary of proceedings as required under Regulation 30, Part-A of Schedule III of the SEBI Listing Regulations

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2022

VEDANTA LIMITED

By:	/s/ Prerna Halwasiya
Name:	Prerna Halwasiya
Title:	Company Secretary & Compliance Officer